Filed Pursuant To Rule 433

Registration No. 333-217785

April 9, 2019

SPDR® Gold Shares ETF Capital Markets Perspective

INVESTMENT PROFESSIONAL USE ONLY

GLD

SPDR Gold Shares (GLD®) was the first US-listed gold bullion-backed exchange traded fund (ETF). Other products have launched since GLD's 2004 debut, so for institutional investors, understanding that there are many factors to consider when choosing a gold ETF is of paramount importance.

Liquidity

One factor to consider for institutional investors is the market size, because higher trading volume is a key determinant of cost. GLD is the most traded gold ETF in the US, with a 12-month average daily notional trading volume nearly 6 times higher than its closest competitor.

12-Month Average Daily Notional Trading Volume

GLD $902,346,983	**IAU** $162,185,736

Source: Bloomberg Finance, L.P., State Street Global Advisors, for the one year period ending 03/31/2019.

The trading volume table above includes GLD and its biggest US-listed competitor in terms of assets under management, the iShares Gold Trust (IAU). Inception dates: GLD: 11/18/2004, IAU: 1/21/2005.

Higher trading volume tightens bid-ask spreads, lowering trading costs for investors, whether they are buying, selling or rebalancing. Also, each share of GLD amounts to about 10 times more gold exposure than shares of IAU, GLD's biggest competitor by assets.[1] That means that for any given transaction, total per-share trading costs associated with the same amount of gold exposure are about 10 times less using GLD than using IAU. That's why the bid-ask spread on GLD, measured in basis points, is lower than IAU's in the following table.

Bid/Ask Spread Comparison

	GLD	IAU
Share Price	$122.01	$12.38
Bid/Ask Spread ($)	0.01	0.01
Bid/Ask Spread (bps)	**0.82**	**8.08**

Source: Bloomberg Finance, L.P., State Street Global Advisors, as of 03/31/2019.
Share price is as of 03/31/2019. Bid/Ask Spread data is for the month of March 2019.

Trading Comparison

GLD's higher share price is an advantage for large investors. Compare a hypothetical $1 million dollar investment in GLD versus IAU. The same $1 million investment buys 8,196 shares of GLD, compared to 80,775 shares of IAU. Because investors need to buy roughly 10 times as many shares of IAU as GLD shares for similar gold exposure, costs related to bid-ask spreads and commissions are 10 times as much on IAU than on GLD, when those fees are paid on a per-share basis.

Gold Exposure Comparison

	GLD	IAU
Investment	$1,000,000	$1,000,000
Share Price	$122.01	$12.38
Bid/Ask Spread	$0.01	$0.01
Trading Cost	$82.08	$807.89
Shares Purchased	**8,196**	**80,775**

For illustrative purposes only.
Source: Bloomberg Finance, L.P., State Street Global Advisors, as of 03/31/2019.

Options Liquidity

Trading GLD options is less expensive for the same reasons as trading GLD shares. GLD's options market is more than 1,456 times larger than its biggest US competitor, IAU, as the table below shows. The higher volume means tighter spreads and lower trading costs using GLD options versus using IAU options.

Also, the trading costs related to options is subject to the same per-share realities as trading GLD shares. For the same-sized transaction, the total bid-ask spread costs trading GLD options will be about one-tenth as much as using IAU options.

Notional Options Open Interest

GLD $29,153,093,802	**IAU** $20,019,698

Source: Bloomberg Finance, L.P., State Street Global Advisors, as of 03/31/2019.

STATE STREET GLOBAL ADVISORS SPDR

WORLD GOLD COUNCIL

SPDR® Gold Shares ETF Capital Markets Perspective SPDR® Gold Shares ETF Capital Markets Perspective Securities Lending Revenue Securities lending can potentially offset costs for institutional investors because of the revenues it can generate. The average amount on loan of GLD shares from March 2018 through March 2019 was $689 million, compared to $79 million for IAU. Securities Lending Revenue Comparison                     GLD     IAU Average Total Balance ($m)                 $688.61 $78.78 Average Utilization Rate (%)                 52.97 6.38 Average Security Lending Fee (bps) 11.05 10.47 Source: Markit, State Street Global Advisors, for the one year period ending 03/31/2019. ETF Expense Ratio                 GLD IAU Gross Expense Ratio 0.40 0.25 Source: Morningstar, as of 03/31/2019. ssga.com | spdrs.com Important risk information Investing involves risk, and you could lose money on an investment in SPDR® Gold Trust (“GLD®”). ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs’ net asset value. Brokerage commissions and ETF expenses will reduce returns. Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities. Frequent trading of ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs. Diversification does not ensure a profit or guarantee against loss. Investing in commodities entails significant risk and is not appropriate for all investors. Important Information Relating to SPDR® Gold Trust (“GLD®”): The SPDR Gold Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. Please see the GLD prospectus for a more detailed discussion of the risks of investing in GLD shares. The GLD prospectus is available by http://spdrgoldshares.com/media/GLD/file/SPDR-Gold-Trust-Prospectus-20170508.pdf. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.    1 At GLD’s inception, each GLD share represented about 0.10000 of a troy ounce of gold. But accumulated expenses related to GLD’s expense ratio has caused this relationship to shift over time. As of 03/31/2019, each GLD share equaled about 0.094443 of a troy ounce of gold. After IAU’s 10-for-1 share split, payable June 23, 2010, one IAU share represented about 0.01000 of a troy ounce of gold. This relationship, too, has shifted over time due to accumulated expenses related to IAU’s expense ratio. As of 03/31/2019, each IAU share equaled about 0.009583 of a troy ounce of gold.    GLD is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of the Trust do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA. GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time to that extent. The World Gold Council name and logo are a registered trademark and used with the permission of the World Gold Council pursuant to a license agreement. The World Gold Council is not responsible for the content of, and is not liable for the use of or reliance on, this material. World Gold Council is an affiliate of GLD’s sponsor. GLD® is a registered trademark of World Gold Trust Services, LLC used with the permission of World Gold Trust Services, LLC. Standard & Poor’s®, S&P® and SPDR® are registered trademarks of Standard & Poor’s Financial Services LLC, a division of S&P Global (S&P); Dow Jones is a registered trademark of Dow Jones Trademark Holdings LLC (Dow Jones); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC (SPDJI) and sublicensed for certain purposes by State Street Corporation. State Street Corporation’s financial products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates and third party licensors and none of such parties makes any representation regarding the advisability of investing in such product(s) nor do they have any liability in relation thereto. For more information, please contact the Marketing Agent for GLD: State Street Global Advisors Funds Distributors, LLC, One Iron Street, Boston, MA, 02210; T: +1 866 320 4053 spdrgoldshares.com.    State Street Global Advisors    © 2019 State Street Corporation. All Rights Reserved. ID16212-2023233.6.1.AM.INST 0419 Exp. Date: 07/31/2019

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Advisors Funds Distributors, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.